UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $$0.000017727 per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Tsutomu Nakagawa

Senior Director, Global Corporate Strategy

Sumitomo Dainippon Pharma Co., Ltd.

6-8, Doshomachi 2-chome,

Chuo-ku, Osaka 541-0045, Japan

Copies to:

Benjamin O. Lang

Jones Day

The Okura Prestige Tower

2-10-4 Toranomon, Minato-ku

Tokyo 105-001, Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G637AM102

Page: 2 of 10

1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,468,472
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,468,472

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,468,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.98% (1)
14	TYPE OF REPORTING PERSON CO

(1)

This calculation is based on 89,788,054 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of January 31, 2020, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 10, 2020.

CUSIP: G637AM102

Page: 3 of 10

1	NAMES OF REPORTING PERSONS Sumitomo Dainippon Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,468,472
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,468,472

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,468,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.98% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Working capital from Sumitomo Dainippon Pharma Co., Ltd. was contributed to Sumitovant Biopharma Ltd. for purposes of acquiring additional shares.
(2)

This calculation is based on 89,788,054 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of January 31, 2020, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 10, 2020.

CUSIP: G637AM102

Page: 4 of 10

1	NAMES OF REPORTING PERSONS Sumitovant Biopharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 48,468,472
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 48,468,472
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,468,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.98% (1)
14	TYPE OF REPORTING PERSON OO

(1)

This calculation is based on 89,788,054 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of January 31, 2020, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 10, 2020.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the Common Shares, par value $0.000017727 per share (“Common Shares”), issued by Myovant Sciences Ltd. (the “Issuer”), and amends the Schedule 13D filed on January 3, 2020 (the “Initial Filing”), as amended by Amendment No. 1 filed on March 18, 2020, Amendment No. 2 filed on March 26, 2020 and Amendment No. 3 filed on April 16, 2020 (together with the Initial Filing, the “Original Schedule 13D” and, together with this Amendment No. 4, the “Statement”). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 4 is being filed by Sumitomo Chemical Co., Ltd., a Japanese corporation (“Sumitomo Chemical”), Sumitomo Dainippon Pharma Co., Ltd., a Japanese corporation (“Sumitomo Dainippon”), and Sumitovant Biopharma Ltd. (formerly known as Vant Alliance Ltd.), a Bermuda exempted company limited by shares (“Sumitovant”) (collectively, the “Reporting Persons”).

This Amendment No. 4 is being filed to amend Item 3 and Item 5 of the Original Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplementally amended as follows:

On April 16, 2020, Sumitovant purchased 70,000 Common Shares of the Issuer in the open market at an average price of $10.6382 per share for an aggregate purchase price of $744,674.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On April 17, 2020, Sumitovant purchased 70,000 Common Shares of the Issuer in the open market at an average price of $10.7648 per share for an aggregate purchase price of $753,536.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On April 20, 2020, Sumitovant purchased 50,300 Common Shares of the Issuer in the open market at an average price of $11.8176 per share for an aggregate purchase price of $594,425.28, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On April 21, 2020, Sumitovant purchased 50,200 Common Shares of the Issuer in the open market at an average price of $11.5765 per share for an aggregate purchase price of $581,140.30, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On April 22, 2020, Sumitovant purchased 50,000 Common Shares of the Issuer in the open market at an average price of $11.9346 per share for an aggregate purchase price of $596,730.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On April 23, 2020, Sumitovant purchased 35,000 Common Shares of the Issuer in the open market at an average price of $12.3458 per share for an aggregate purchase price of $432,103.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On April 24, 2020, Sumitovant purchased 43,086 Common Shares of the Issuer in the open market at an average price of $12.1465 per share for an aggregate purchase price of $523,344.10, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On April 27, 2020, Sumitovant purchased 40,503 Common Shares of the Issuer in the open market at an average price of $12.1794 per share for an aggregate purchase price of $493,302.24, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On April 28, 2020, Sumitovant purchased 50,000 Common Shares of the Issuer in the open market at an average price of $12.0544 per share for an aggregate purchase price of $602,720.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On April 29, 2020, Sumitovant purchased 50,000 Common Shares of the Issuer in the open market at an average price of $11.9179 per share for an aggregate purchase price of $595,895.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On April 30, 2020, Sumitovant purchased 50,000 Common Shares of the Issuer in the open market at an average price of $12.0765 per share for an aggregate purchase price of $603,825.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On May 1, 2020, Sumitovant purchased 50,000 Common Shares of the Issuer in the open market at an average price of $11.3836 per share for an aggregate purchase price of $569,180.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On May 4, 2020, Sumitovant purchased 50,000 Common Shares of the Issuer in the open market at an average price of $11.4974 per share for an aggregate purchase price of $574,870.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On May 5, 2020, Sumitovant purchased 50,000 Common Shares of the Issuer in the open market at an average price of $11.6893 per share for an aggregate purchase price of $584,465.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On May 6, 2020, Sumitovant purchased 50,000 Common Shares of the Issuer in the open market at an average price of $12.2415 per share for an aggregate purchase price of $612,075.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On May 7, 2020, Sumitovant purchased 35,000 Common Shares of the Issuer in the open market at an average price of $12.6325 per share for an aggregate purchase price of $442,137.50, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On May 8, 2020, Sumitovant purchased 35,000 Common Shares of the Issuer in the open market at an average price of $12.8307 per share for an aggregate purchase price of $449,074.50, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On May 11, 2020, Sumitovant purchased 35,000 Common Shares of the Issuer in the open market at an average price of $12.7824 per share for an aggregate purchase price of $447,384.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On May 12, 2020, Sumitovant purchased 24,448 Common Shares of the Issuer in the open market at an average price of $13.5146 per share for an aggregate purchase price of $330,404.94, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On May 13, 2020, Sumitovant purchased 41,331 Common Shares of the Issuer in the open market at an average price of $12.3791 per share for an aggregate purchase price of $511,640.58, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

On May 14, 2020, Sumitovant purchased 50,000 Common Shares of the Issuer in the open market at an average price of $12.0152 per share for an aggregate purchase price of $600,760.00, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.

The Common Shares in all such transactions were purchased under a Securities Purchase Plan dated March 13, 2020, by and between Citigroup Global Markets Inc. (“CGMI”) and Sumitovant (“10b5-1 Trading Plan”), pursuant to Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

(a)—(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.

The aggregate 48,468,472 Common Shares beneficially owned by the Reporting Persons represent 53.98% of the issued and outstanding Common Shares based on 89,788,054 Common Shares, issued and outstanding as of January 31, 2020, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 10, 2020.

Sumitovant has sole voting power and sole dispositive power with regard to 48,468,472 Common Shares. Each of Sumitomo Chemical and Sumitomo Dainippon has shared voting power and shared dispositive power with regard to such Common Shares. Each of Sumitomo Chemical and Sumitomo Dainippon, by virtue of their relationships to Sumitovant (as disclosed in Item 2 of the Original Schedule 13D), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which Sumitovant directly beneficially owns. Each of Sumitomo Chemical and Sumitomo Dainippon disclaims beneficial ownership of such Common Shares for all other purposes.

(c) There have been no transactions in Common Shares that were effected during the past sixty days by the Reporting Persons other than as reported in this Statement.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2020	SUMITOMO CHEMICAL CO., LTD.

	By:	/s/ Krunal Shah, as Attorney-In-Fact

Dated: May 15, 2020	SUMITOMO DAINIPPON PHARMA CO., LTD.

	By:	/s/ Tsutomu Nakagawa
	Name:	Tsutomu Nakagawa
	Title:	Senior Director
Global Corporate Strategy

Dated: May 15, 2020	SUMITOVANT BIOPHARMA LTD.

	By:	/s/ Krunal Shah, as Attorney-In-Fact